File No. 70-


               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                            FORM U-1

           DECLARATION WITH RESPECT TO REORGANIZATION
                      OF A SERVICE COMPANY

                              UNDER

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                  EASTERN UTILITIES ASSOCIATES
           P.O. Box 2333, Boston, Massachusetts 02107
                     EUA SERVICE CORPORATION
           P.O. Box 2333, Boston, Massachusetts 02107

            (Name of companies filing this statement and address of principal executive office)

                  EASTERN UTILITIES ASSOCIATES

             (Name of top registered holding company
                parent of applicant or declarant)

               CLIFFORD J. HEBERT, JR., TREASURER
                  EASTERN UTILITIES ASSOCIATES
           P.O. Box 2333, Boston, Massachusetts 02107

             (Name and address of agent for service)

        The Commission is requested to mail signed copies of all orders, notices and communications to:

                    ARTHUR I. ANDERSON, P.C.
                     McDermott, Will & Emery
                         75 State Street
                        Boston, MA 02109

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTIONS.

          Introduction

          Eastern Utilities Associates ("EUA"), a holding company registered under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and EUA Service Corporation ("EUA Service"), a wholly-owned subsidiary service company of EUA, hereby request authorization pursuant to this Declaration with respect to the reorganization and centralization of certain service and management functions (the "Reorganization"). EUA Service provides services to EUA's four electric utility companies - Blackstone Valley Electric Company ("Blackstone"), Montaup Electric Company ("Montaup"), Eastern Edison Company ("Eastern Edison") and Newport Electric Corporation ("Newport") (Blackstone, Montaup, Eastern Edison and Newport, hereinafter collectively, the "Operating Companies"), as well as to EUA's other direct and indirect subsidiaries (collectively with the Operating Companies, the "System Companies").

          Overview

          In March 1995, EUA announced the Reorganization which is designed to consolidate and restructure operations in order to allow more flexibility in the allocation of management and supervisory resources throughout the System Companies, generally, and more specifically, the Operating Companies, to meet the challenges of the changing electric utility industry and to compete effectively in the years ahead in an increasingly more competitive environment.

          EUA expects to realize a number of benefits from the Reorganization, such as increased efficiencies and synergies through the elimination of previously duplicated functions. By streamlining operations, EUA expects to enhance communication and efficiency, which should translate into a reduction in the rate of growth in operating and maintenance ("O&M") costs of the Operating Companies, thereby minimizing the need for future rate increases.

          In general, the Reorganization is designed to consolidate and centralize in EUA Service certain functions heretofore separately performed by each of the Operating Companies and some of the other System Companies. In part, the Reorganization shifts certain management functions relating to certain administrative and support functions from the Operating Companies to EUA Service, thereby reducing costs and freeing the Operating Companies to focus on customer service and economic development.


          The Reorganization is intended to standardize certain practices throughout the System Companies and to streamline management. By reducing layers of management, management will be closer to operations and communication should be enhanced.

          Organizationally, the Reorganization does not involve the formation of new entities and will not require utility assets to be transferred among System Companies. In addition, the Reorganization does not require the writedown of any rate base assets.

          Reorganization Structure

          Under the new structure, Blackstone, Eastern Edison and Newport share their President who is also an Executive Vice President of EUA and EUA Service. EUA Service and the Operating Companies also share Vice Presidents in field operations, technical services and marketing. The reporting lines of the System Companies' executives post-restructuring are set forth in Exhibit G-1.

          Also contributing to the streamlining of management resources and reduction in management and exempt staff is the voluntary retirement incentive (the "Retirement Offer") offered to exempt employees who met certain employment criteria. A total of 49 eligible employees accepted the Retirement Offer. The annual savings in salaries attributed to this group amounted to $3,100,000.

          Three major system core functions were consolidated under EUA Service: field operations; technical services; and marketing.

          New services performed by the field operations department as a result of the Reorganization include (i) transmission, distribution overhead and underground lines operation and maintenance; and (ii) meter services. The field operations department also continues to assume the following responsibilities for functions performed by EUA Service for the System Companies prior to the Reorganization: (a) vegetation management; (b) garage; (c) occupational health and safety; (d) materials management; and (e) system stores.

          New services performed by the technical services department as a result of the Reorganization include (i) distribution engineering; (ii) substation maintenance (transmission and distribution); (iii) property maintenance; and
(iv) system real estate. The technical services department also continues to assume responsibility for the following functions performed for System Companies by EUA Service prior to the
Reorganization: (a) system operations (SCADA); (b) electrical, mechanical, civil and environmental engineering; (c) substation and communication; (d) radio and microwave; (e) electronics; (f) telecommunications; (g) general office services; and (h) security.

          The new services performed by the marketing department as a result of the Reorganization include: (i) consumer services; (ii) marketing; and (iii) conservation and load management - implementation. The marketing department also continues to assume the following responsibilities for functions performed for System Companies prior to the Reorganization: (a) corporate, employee and media communications; (b) rates, load research and revenue requirements; and (c) legislative affairs.

          The consolidation of the various functions explained above, resulted in transferring 95 personnel, primarily management, supervisory and technical (engineering) levels from System Companies to EUA Service. See Exhibit G-2 for a reorganizational impact on employees. The annual salaries of this group amounts to $5,300,000. The personnel transfers to EUA Service (95) and the Retirement Offer which resulted in a reduction of 49 employees of System Companies, were essential in order to attain the level of flexibility in the assignment of management and supervisory resources throughout System Companies. Field personnel and construction crews continue as employees of the Operating Companies and will function from field locations.

          The Reorganization, however, does not affect the existing controls with respect to the provision of services by EUA Service to the Operating Companies. Those controls include the following:

               Annual budgets are developed with the
participation of Operating Company executives who sign off on the services to be provided by EUA Service as part of the budget review. In the budgeting process the cost effectiveness of the services provided by EUA Service is evaluated and it is not uncommon for services to be outsourced. Pole treatment, tree trimming, and customer payment remittances have been outsourced recently as a result of this budget review process.

               Budgets, including the services to be provided by EUA Service, are approved by the boards of directors of the Operating Companies annually.

               The service contract between EUA Service and each of the Operating Companies is reviewed and approved by the boards of directors of the respective Operating Companies annually.


               Special services are only provided to the Operating Companies pursuant to a requisition procedure where the services are specifically requested by the particular Operating
Company.

               EUA Service submits monthly bills to each of the Operating Companies which are reviewed and approved by Operating
Company executives prior to payment. Charges for special services are specifically identified in the monthly statements.

          Financial Impact

          The costs of the Retirement Offer, which are the only costs associated with the Reorganization, were initially estimated to be $3-4 million and were expensed in June, 1995. After progressing with the Reorganization, the final costs of the Retirement Offer were approximately $4.8 million, all of which were incurred in 1995. Approximately $2.4 million of such costs were or will be paid from general corporate funds. The remaining $2.4 million will be paid from benefit plan trusts; this amount represents the present value of enhanced benefit amounts to be paid to participants over future years in accordance with the early retirement program. These costs will be funded from general corporate funds to the benefit plan trusts over future years.

          EUA expects to realize a number of benefits from the Reorganization. Beginning in 1995 and continuing into the future, increased efficiencies and synergies are expected to be realized with the elimination of previously duplicated functions. This should translate into a reduction in the rate of growth in O&M costs and minimize the need for future rate increases. The Reorganization costs described above are expected to be recovered within 18 months of the implementation of the Reorganization.

          Although the Reorganization increases the number of EUA Service employees, EUA service will still represent only about 47% of EUA Service's and the Operating Companies' total workforce. Exhibit G-2 shows the approximate staffing levels for EUA Service, EUA's corporate employees, and the Operating Companies, both before and after the Reorganization. Exhibit G-3 shows the areas of each Operating Company affected by the Reorganization.

          Because the Reorganization increases the amount of services rendered by EUA Service, it is expected that the absolute amount of EUA Service billings to the System Companies will increase. But this increase will be more than offset by savings resulting from centralization, standardization, and the elimination of the need for certain duplicate facilities and equipment so that the Operating Companies' overall costs will be lower (see Exhibit G-4).

          Under existing Commission authority, each of the Operating Companies pays to EUA Service all costs which reasonably can be identified and related to a particular transaction or service performed by EUA Service on its behalf. These costs are captured in work orders in accordance with the Commission's Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies. Where one or more System Companies is involved in or receives benefits from a transaction or service performed, costs are allocated among the companies on the basis most directly related to the transaction or service performed. Costs incurred by EUA Service which are not directly chargeable to one or more of the System Companies -- i.e., indirect costs -- are allocated among and billed to the companies using an appropriate formula as authorized by the Commission.

          The foregoing billing principles will remain the basis for EUA Service's charges to the System Companies unless and until modified or new principles are adopted and reported to and/or approved by the Commission. The services centralized in EUA Service as a result of the Reorganization represent an incremental extension of existing services to reflect changed business conditions and cost reduction opportunities. They therefore do not represent a fundamental change in the essential scope or character of services to be rendered by EUA Service, and will be billed in the same manner, using the same existing allocation methods, as similar services heretofore provided by EUA Service. Accordingly, there are no immediate plans to change existing allocation methods or to adopt new allocation methods for EUA Service's services except as otherwise noted herein. However, EUA will continue working with the Commission to ensure that the allocation methods used are effective in allocating costs according to benefits received.

ITEM 2.   ESTIMATED FEES, COMMISSIONS AND EXPENSES.

          The projected fees, commissions and expenses to be paid or incurred by EUA in connection with the proposed transaction will be filed by amendment.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS.

          The following sections of the Act, and the rules promulgated by the Commission pursuant to the Act, are or may be applicable to the Reorganization and other transactions described herein:


          Services by EUA Service       Section 13(b); Rules 80
          to associate companies        through 94.

ITEM 4.   REGULATORY APPROVALS.

     No state commission and no Federal commission, other than the Commission, has jurisdiction over the proposed transactions.

ITEM 5.   PROCEDURE.

     (a) In order to be in a position to carry out the proposed transactions at the most advantageous time, the declarants request that the Commission issue its order hereon on the earliest practical date.

     (b) It is not considered necessary that there be a recommended decision by a hearing officer or by any other responsible officer of the Commission. The Office of Public Utility Regulation may assist in the preparation of the decision of the Commission, and it is believed that a thirty (30) day waiting period between the issuance of the order of the Commission and the day on which the order is to become effective would not be appropriate.

ITEM 6.   EXHIBITS. (*filed herewith)

     Exhibit F           Opinion of McDermott, Will & Emery

     *Exhibit G-1        Reporting Lines

     *Exhibit G-2        Reorganizational Impact

     *Exhibit G-3        Affected Departments

     *Exhibit G-4        Reorganization Billing Impact Analysis

     *Exhibit H          Proposed Form of Notice

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS.

     The proposed transaction does not involve major Federal action having a significant effect on the human environment. No Federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.

                            SIGNATURE

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned Declarants have duly caused this statement to be signed on their behalf by the undersigned duly authorized officers.

                              EASTERN UTILITIES ASSOCIATES


                              By:  /s/ Clifford J. Hebert, Jr.
                                   Clifford J. Hebert, Jr.
                                   Treasurer


                              EUA SERVICE CORPORATION


                              By:  /s/ Clifford J. Hebert, Jr.
                                   Clifford J. Hebert, Jr.
                                   Treasurer


Date:  September 22, 1995